UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Sleep Number Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83125X103

(CUSIP Number)

STADIUM CAPITAL MANAGEMENT, LLC

199 Elm Street

New Canaan, CT 06840-5321

(203) 972-8235

STEVE WOLOSKY

ELIZABETH GONZALEZ-SUSSMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,002,227
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,002,227
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IA, OO

2

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Management GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,002,227
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,002,227
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Special Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		401,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

401,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

401,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,600,768
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,600,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Alexander M. Seaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,002,227
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,002,227
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,002,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 83125X103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the Shares reported herein were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of 2,002,227 Shares reported herein was approximately $53,536,532 (including brokerage commissions and transaction costs). All such transactions were effected in the open market unless otherwise noted in Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 7, 2023, the Reporting Persons entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to and simultaneously with the execution of the Cooperation Agreement, the Issuer agreed to add Stephen Macadam and Hilary Schneider (the “New Directors”) to its Board of Directors (the “Board”) as members of the Director class with terms expiring at the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”). The Issuer further agreed to nominate, support and recommend the New Directors for election at the 2024 Annual Meeting and that one incumbent director would not stand for re-election or resign or retire at such meeting. The Cooperation Agreement further provides that the Issuer will appoint Mr. Macadam to the Board’s Corporate Governance and Nominating Committee and Ms. Schneider to the Board’s Management Development and Compensation Committee.

Pursuant to the Cooperation Agreement, the Issuer also agreed to form a Capital Allocation and Value Enhancement Committee of the Board (the “Capital Allocation Committee”). The Capital Allocation Committee will be tasked with objectively reviewing the Issuer’s use and investment of capital, as well as related disclosures, and making recommendations to the Board. The terms of the Cooperation Agreement dictate that the Issuer will appoint both of the New Directors to serve on the Capital Allocation Committee, together with Barbara Matas and Phillip Eyler. The Issuer further agreed to appoint Mr. Macadam and Ms. Matas as co-Chairs of the Capital Allocation Committee. The Capital Allocation Committee will have the authority to hire independent advisors, will prepare a charter for itself, subject to reasonable approval by the Board, by December 31, 2023, and the Reporting Persons will have the ability to meet quarterly with the committee upon written request.

The terms of the Cooperation Agreement further provide that the Reporting Persons are subject to customary standstill obligations and mutual non-disparagement provisions with the Issuer until 30 days prior to the deadline for nominating directors for the Issuer’s 2025 annual meeting of stockholders. The Cooperation Agreement will terminate immediately upon the announcement of a change of control transaction.

During the duration of the Cooperation Agreement, the Reporting Persons have also agreed to vote in favor of the election of all the director nominees recommended for election by the Board and otherwise in accordance with the Board’s recommendation on all other proposals, subject to certain limited exceptions.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

7

CUSIP No. 83125X103

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a) – (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 2 are incorporated herein by reference. As of the date of this Amendment No. 2, the Reporting Persons beneficially owned 2,002,227 Shares, representing approximately 9.0% of the outstanding Shares. The percentage in this paragraph relating to beneficial ownership of Shares is based upon 22,214,000 Shares outstanding as of July 1, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

(c) The transactions in the securities of the Issuer since Amendment No. 1 by the Reporting Persons are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As described in Item 4 of this Amendment No. 2 and incorporated herein by reference, on November 7, 2023, the Reporting Persons entered into the Cooperation Agreement with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated November 7, 2023 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 7, 2023).

8

CUSIP No. 83125X103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL MANAGEMENT GP, L.P.

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM SPECIAL OPPORTUNITY I, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

9

CUSIP No. 83125X103

/s/ Alexander M. Seaver
Alexander M. Seaver

10

CUSIP No. 83125X103

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

STADIUM CAPITAL PARTNERS, L.P.

Acquisition of Common Stock Upon Exercise of September 2023 Call Options ($25.00 Strike Price)	470,000	25.0000	09/15/2023